UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SPATIALIZER AUDIO LABORATORIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

84725L309
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE INVESTORS, LP
53 Forest Avenue, First Floor
Old Greenwich, Connecticut 06870
(203) 542-0235

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		9,783,886
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
9,783,886
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,783,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		9,783,886
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
9,783,886
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,783,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		9,783,886
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
9,783,886
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,783,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		9,783,886
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
9,783,886
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,783,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

Item 1.                                  Security and Issuer

Item 1 is hereby amended by deleting Item 1 of the Initial 13D in its entirety and replacing it with the following:

The statement on Schedule 13D filed with the Securities and Exchange Commission on December 4, 2013 by the Reporting Persons (defined below) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Spatializer Audio Laboratories, Inc. (the “Issuer” or the “Company”) is hereby amended by this Amendment No. 1 to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 53 Forest Avenue, First Floor, Old Greenwich, Connecticut 06870.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On January 15, 2014 the Company issued 3,267,974 shares of Common Stock to Lone Star LP in exchange for aggregate proceeds of $50,000 (approximately $0.0153 per share).  All shares of Common Stock purchased by Lone Star LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

 Item 5.                                 Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of the Initial 13D in its entirety and replacing it with the following:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 15,409,999 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported outstanding as of the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2013 and the Issuer’s Current Report on Form 8-K filed with the Commission on January 17, 2014.

A.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 9,783,886 shares of Common Stock.

Percentage: Approximately 63.49%

(b)	1. Sole power to vote or direct vote: 9,783,886
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,783,886
4. Shared power to dispose or direct the disposition: 0

(c)
As noted under Item 3 above, on October 1, 2013 the Company issued to Lone Star Value Investors (i) 6,786,588 shares of Common Stock pursuant the certain Stock Purchase Agreement by and between the Issuer and Lone Star Value Investors dated as of November 27, 2013, and (ii) 3,267,974 shares of Common Stock on January 15, 2014 in exchange for aggregate proceeds of $50,000.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 9,783,886 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 63.49%

(b)	1. Sole power to vote or direct vote: 9,783,886
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,783,886
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the shares of Common Stock during the past 60 days.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 9,783,886 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 63.49%

(b)	1. Sole power to vote or direct vote: 9,783,886
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,783,886
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the shares of Common Stock during the past 60 days.

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may also be deemed to be the beneficial owner of the 9,783,886 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 63.49%

(b)	1. Sole power to vote or direct vote: 9,783,886
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,783,886
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the shares of Common Stock during the past 60 days.

An aggregate of: 9,783,886 shares of Common Stock of the Issuer (approximately 63.49%) are reported on this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exhibit 99.1	Joint Filing Agreement filed in connection with the Initial 13D and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2014

JEFFREY E. EBERWEIN

/s/ Jeffrey E. Eberwein

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member